Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Bio Blue Bird AG	Lichtenstein
Medical Marijuana Sciences, Inc.	Nevada
Nuvilex Australia Private Limited	Australia
Nuvilex Europe Limited	Ireland